Exhibit 99.2

INVESTOR CALL – March 9, 2026

HOST: Roger James Hamilton, Founder & CEO, Genius Group Ltd (NYSE: GNS)

CFO: Gaurav Dama (Slide 13 – Financial Summary & 2026 Guidance)

SLIDE 1 › TITLE

[Roger Hamilton]

Good morning, and welcome to the Genius Group Investor Call. I’m Roger James Hamilton, Founder and CEO of Genius Group, and I’m joined today by our CFO, Gaurav Dama.

Today we’re presenting our 2025 full year results alongside our plans for 2026. We’ll walk through our three business units — Genius School, Genius Academy and Genius Resorts — our Genius City development, our Bitcoin Treasury strategy, current legal cases, our share count, and our guidance for the year ahead.

SLIDE 2 › FORWARD LOOKING STATEMENTS

[Roger Hamilton]

Before we begin, I’d like to remind everyone that this call contains forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These are subject to risks and uncertainties that could cause actual results to differ materially from those stated. For a full discussion please see our most recent filings with the SEC.

We undertake no obligation to update any forward-looking statement to reflect events occurring after this call. During the call we will also reference non-IFRS financial measures including Adjusted EBITDA and Pro Forma revenues. Reconciliations to the most directly comparable IFRS measures are in the press release and slide deck we issued this morning. Both documents are available on our investor relations website at ir.geniusgroup.net, where you can also access our Form 20-F for the year ended December 31, 2025, filed with the SEC this morning.

SLIDE 3 › INTRODUCTION — LEADING THE AI POWERED EDUCATION REVOLUTION

[Roger Hamilton]

Let me take a moment to introduce Genius Group for those who are joining us for the first time.

My entire life has been driven by a single question. And for the last decade, our team at Genius Group has been focused on answering that same question together:

“Will we pass the Final Exam?”

When I was a student at Cambridge University, a mentor of mine, Futurist Buckminster Fuller, warned of a future in which technology would accelerate beyond human intelligence — what he called the Final Exam. He believed the outcome as to whether we passed or failed this final exam would not depend on the technology. It would depend on us. On whether humanity raised its consciousness fast enough to harness the technology and solve the world’s greatest challenges or whether we would fail, and technology would destroy us.

He said this fifty years ago, when we still had time. Today, we are at that threshold.

Genius Group was founded to help us pass the Final Exam. We are an AI-powered education group, preparing students, entrepreneurs, businesses and governments for the future of work. We teach the ABCs of the Future: Artificial Intelligence — the future of work; Bitcoin and Blockchain — the future digital economy; and Community — the foundation of human connection in a post-Singularity world.

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We serve 6.1 million students across more than 100 countries through our three business units — Genius School, Genius Academy and Genius Resorts — and we are developing our first Genius City at Nuanu, Bali, as our lifelong learning campus model. We aspire to ambitious goals of impacting 100 million students, launching 100 Genius Cities and achieving a $1 billion valuation by 2030.

SLIDE 4 › COMPANY MISSION & METRICS

[Roger Hamilton]

As Nelson Mandela said:

“Education is the most powerful weapon which you can use to change the world.”

That is Genius Group’s mission. Not to train humans to be better machines — better at repetition, calculation and memorisation. But to teach humans to be better humans — through self-awareness, self-mastery and self-expression.

Buckminster Fuller said the real task of humanity is not to invent more jobs. It is to rethink learning itself. To go back to school and think about whatever it was we were thinking about before somebody came along and told us we had to earn a living. Our Genius Curriculum is not about waking up to your day’s work, but waking up each day to your life’s work, by aligning to your highest purpose, your passions, your ambitions, and harnessing technology to get there.

In a post-Singularity world — which we will soon be entering — humans do not become more relevant by trying to be smarter than machines. They become most valuable by becoming wiser, more creative, and more fully themselves. As robots become better robots, the purpose of education is for humans to become better humans.

The word genius comes from the Latin roots meaning to give birth and unique spirit — the same origin as genie, genes, genesis and generation. Genius Group’s name is inspired by the insight that everybody is a genius. When we ask the right question, instead of judging a fish by its ability to climb a tree, we help every learner discover who they are uniquely here to be.

Turning to our metrics: as of December 31, 2025 our Total Assets stand at $137 million, Stockholders’ Equity at $97 million, and our Pro Forma Revenue for 2025 was $13.6 million — an 80% increase year on year. Our current market cap is $96 million. 2025 was a year of restructuring, when we were defending the company with a series of corporate actions and the filing of various legal cases, as well as consolidating our growth around a high tech, high touch model focused on free courses and paid mentoring and experiences. The result was a 10x increase in the average revenue per student. We are now focused at building on this profitable model in 2026.

SLIDE 5 › 2026: YEAR ONE OF THE GENIUS GENERATION

[Roger Hamilton]

Before more on the numbers and plans, I want to share why I believe this is the most important year in Genius Group’s history - and why I believe entrepreneur education and reskilling is one of the biggest opportunities for both income and impact in 2026 and the years ahead.

We have reached a tipping point in the acceleration of AI, and the urgent need to prepare humanity for the coming disruption.

This January, Elon Musk posted on X: “We have entered the Singularity.”

Sam Altman, CEO of OpenAI, wrote last June “We are past the event horizon; the takeoff has started.” — Sam Altman, OpenAI, June 2025

Geoffrey Hinton, the Godfather of AI, warned CNN in December: “2026 is likely to be the year the jobless boom begins.”

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The World Economic Forum’s Future of Jobs Report reports that 59 out of every 100 workers will need reskilling or upskilling by 2030. That 92 million jobs will be displaced, and that 170 million new roles are expected to emerge — but only to those who have prepared for them.

There is an urgent need for future school models designed more on harnessing technology than competing with it. This is the gap that Genius Group is filling and plans to keep filling as the gap grows.

2026 is Year One of fifteen of the Genius Generation. Strauss and Howe’s Generational Theory posits that society moves through 80 to 100 year cycles. After Millennials, Gen Z, and Generation Alpha — the last of the pre-Singularity human generations — in 2025 we began Year Zero of Generation Beta – the first Exponential Generation which will include humans, robots and AI. This is the Genius Generation, and 2026 is Year One.

This Genius Generation will see us through the Singularity and the Fourth Turning. The education this generation needs is not the education the last generation received.

While the 21st century industrial education model is designed on getting a job, our Genius entrepreneurial curriculum is designed on creating a job. In the past 9-5 model, work was defined as what you get paid for – your Money work. In the future we believe humans who design their life’s work will have three types of work: Your Money Work, defined by what you get, your Village Work, defined by what you give, and your Personal Work, defined by how you grow.

Our Genius Curriculum focuses on all three, combining Money, Village and Personal Work to make each student an MVP in their own life design. In such a system, as AI assists and frees up time from money work, life meaning will go up – not down – as more time goes in to how you give and how you grow.

In short, our Genius Curriculum is designed for both income and impact, guiding each student to live a more meaningful, fulfilling life of abundance, balance and connection in a post-Singularity world.

SLIDE 6 › COMPANY OUTLOOK 2026

[Roger Hamilton]

Here is how we are going to grow profitably in 2026.

In 2025, we reorganised Genius Group around three business units that together form our Genius City campus model — Genius School (for children from early learning to high school graduation), Genius Academy (for adult learning and reskilling in entrepreneur, investor, AI, Web3 and future skills), and Genius Resorts (our learning locations where we turn the old education paradigm of a production line to the new paradigm of a five star customer-first experience). In Q4 2025, the three units achieved operational profitability for the first time as a group. That is a milestone we are building on in 2026.

Genius School: In November 2025 we completed the acquisition of a 51% majority stake in Pro Education in Bali — operating under the Cambridge International Education System. We are integrating our Genius School model, built on the WEF’s eight Future Skills framework. In 2026, Genius School is targeting profitable operations with revenue of over $6 million, including the launch of our Genius School Space Capsules.

Genius Academy: We serve 6.1 million students worldwide. Revenue per paying student reached $1,856 in 2025 — up 1,053% year on year — as we shift from mass free access to high-value, premium learning journeys. In 2026, Genius Academy is targeting profitable operations with revenue of over $6 million, expanding our Investor and Entrepreneur Academies globally and launching GEM-powered community features.

Genius Resorts: In August 2025 we acquired Entrepreneur Resorts Pte Ltd, bringing Tau Game Lodge and Matla Game Lodge in South Africa, and Vision Villas and Genius Café Beach Club in Bali. Genius Resorts generated $2.2 million in revenue in just five months of operation. In 2026 it targets over $8 million, including the commencement of Genius City construction for our 2027/2028 launch.

Together, these three units are the proof of concept for the Genius City model. The vision works. The model is profitable. And we are ready to scale.

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SLIDE 7 › GENIUS SCHOOL: ASIA’S LEADING FUTURE SCHOOL

[Roger Hamilton]

When I was Founding Chairman of Green School Bali, the question we were asking was: what kind of school prepares children for a world that doesn’t yet exist? Today, that question is more urgent than ever. Because the world our children will graduate into is one in which many of the jobs that will exist by 2030 have not yet been invented. We began the work there in building a new, Future School curriculum, focused on nurturing young changemakers to become the environmental leaders of tomorrow.

As a result, when World Economic Forum published its White Paper, “Schools of the Future”, it featured the Green School as the No.1 School example of what was possible. In the white paper, the WEF identified eight Future Skills that every child needs to thrive: global citizenship, innovation and creativity, technology fluency, interpersonal intelligence, personalised self-paced learning, accessible and inclusive learning, problem-based collaborative learning, and lifelong student-driven learning. The OECD then built on these principles in its Learning Compass 2030 Framework for Future Schools, pointing to the importance of teaching values and skills being as important if not more important than the traditional school focus on teaching knowledge.

This combination of values, skills and knowledge, personalized to ignite the genius in each student, is the foundation for our Genius Curriculum and our Genius School model.

Following the completion of our agreement with Nuanu City, Asia’s City of the Future in Bali, to take a majority interest in their two school campuses in Umalas and Nuanu, in 2026 we are introducing our Genius School model as an AI powered personalized learning system integrating with the world’s top two certification systems for international schools globally: The Cambridge International Education System and the International Bacclaureate system.

We are also running Genius Camps, a Genius Apprentice Program connecting students to entrepreneurial enterprises and our Genius Educator Certification to equip teachers and parents globally to adopt the Genius School system. And this year, the launch of our Starlink-connected Future School Space Capsules — solar-powered, off-grid, modular learning pods that can be installed anywhere on Earth, will enable us to deliver immersive AI-powered education to any school, village or remote location.

The goal of Genius School is to ignite the genius in every student, and to design a life that links to their purpose, passions and talents. To wake every day not to their day’s work, but to their life’s work.

In 2026, our Genius School goal is to build a proven, scalable Future School model while also achieving profitable operations with revenue of over $6 million.

SLIDE 8 › GENIUS ACADEMY: AI-POWERED EDUCATION FOR ADULTS

[Roger Hamilton]

Genius Academy is our AI-powered lifelong learning platform for adults to learn the AI, Web3, entrepreneurial and investing skills they need to succeed in the future of work.

It delivers AI powered, personalized education at scale through our Entrepreneur, Investor, AI and Bitcoin Academies. We have 6.1 million students and users across the group — and our adult learners follow a similar process to our younger students, where they begin by getting clear on where they are – their purpose, passions and talents through our AI powered assessments – where they want to go, and then take the steps to get their through our courses and community. We call this the Genius Code - The customer journey is a freemium to premium pathway: learners join a free event or course, meet their AI Guide, personalise their journey, follow an AI-powered learning path, and build a Learning Profile. From there, they progress up different levels of our Impact Meter, from $97 / year Plus membership where they can earn and redeem GEM rewards to $970 / year Pro membership, where they can earn as certified mentors and Genius City leaders, as well as adding their own courses and content to our GEM marketplace.

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We anticipate that as digital content becomes increasingly free, online education will also be largely free, with students willing to pay for mentoring and live experiences such as summits, workshops, accelerators and retreats. In 2025 we moved towards this model, reducing the cost of online programs and increasing the options of paid IRL programs ‘In Real Life’ to choose from. The result was that our average revenue per paying student grew 1,053% from $161 to $1,856, and this contributed to our move to profitability.

In 2026, Genius Academy is expected to achieve profitable operations with revenue of over $6 million. Our plans include expanding our Investor Academy and Entrepreneur Academy globally, launching AI-enabled GEM-powered community features, growing our Bali-based AI Labs and Genius Masters Retreats, and delivering our AI-powered educator tools and course builders.

SLIDE 9 › GENIUS RESORTS: EXPERIENTIAL LEARNING HOSPITALITY

[Roger Hamilton]

Further to our move towards in-person experiences, Genius Resorts bridges the digital and physical worlds of the Genius experience, by turning learning into a five star experience.

We acquired the profitable locations of Entrepreneur Resorts Pte Ltd in August 2025, bringing four world-class learning destinations into the Group: Tau Game Lodge and Matla Game Lodge in Madikwe Game Reserve, South Africa — luxury safari lodges serving as venues for entrepreneur leadership immersion programmes; and Vision Villas and Genius Café Beach Club in Nuanu, Bali — villa retreat and community hub at the heart of our Genius City development.

Genius Resorts generated $2.2 million in audited revenue from August to December 2025 alone. In 2026 it will deliver a full year of revenue, contributing over $8 million, as we launch new locations including Genius Beach at Genius City, Bali, grow our Genius Calendar of camps, workshops and retreats, and begin Phase One development of Genius City’s Living Hub, Learning Hub and Student Hub.

While many adults do not have budgets set aside for lifelong learning, they do have budgets for travel and holidays, and everyone has budgets for food and drink. By turning learning into a hospitality and entertainment expense, we are tapping into existing budgets and annual calendars, making lifelong learning a lifestyle.

In 2026 we are launching our Genie AI App with Point of Sale purchase and redemption, enabling the GEM rewards that our learners earn for taking steps in their learning, living, earning and giving to be spent within our Genius community. Our long term goal within our Post-Singularity vision is that the amount that each learner can learn by how they give and grow each day, contributing to the community with their time and knowledge, will be sufficient for them to pay for all living expenses without the need to get a money job to pay their way.

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SLIDE 10 › GENIUS CITY: A LIFELONG LEARNING CAMPUS

[Roger Hamilton]

Our three business units come together in our Genius City model.

In November 2025 we signed and closed a Joint Venture for Genius City at Nuanu Creative City, Bali for the development of our first Genius City. Nuanu sits on 44 hectares of oceanfront land between Tanah Lot and Canggu on the West coast of Bali. It is already a world-class creative community attracting entrepreneurs, investors and artists from around the globe. It is the host for international summits and festivals, including Coinfest, Asia’s largest crypto festival, and our own Future Summit, which we hosted to a sold out crowd in November 2025. Situated in the center of Nuanu and near the current ProEd primary and secondary school campus, Genius City Nuanu will become Nuanu’s fully integrated living and learning campus.

Our architect, Inspiral — award-winning designers inspired by Buckminster Fuller’s Spaceship Earth bio-architecture — have completed the concept plans and begun the second phase of the design and development process. The development includes a 100-key MICE Hotel as our Living Hub, an 800-seat multipurpose dome, Spaceship Earth as part of our Learning Hub, and a Future High School teaching our Genius curriculum as our Student Hub. The three hubs share co-working, creative labs, media labs and tech labs to drive a robust shared revenue model.

Built on 15,500 square metres of land, the project cost is $28.3 million, with a target year-three revenue of $19.8 million and operating profit of $5.8 million. Target enterprise value of $46.4 million, to be funded through a non-dilutive, RWA blockchain-based property fund. Construction begins this year, with completion targeted by end of 2027.

This is our prototype. And once it is proven, our aim is to replicate the model globally — targeting 20 Genius Cities by 2030 and ultimately 100 Genius Cities around the world. We anticipate each Genius City will have its own AI powered community, where all learners can instantly connect to the mentors, projects, opportunities, apprenticeships that match their purpose, passions and talents, where each Genius City will have its own sovereign fund investing in startups, ventures and robot armies where the benefits return to the community, and where the micro-economy is built on collaboration and contribution.

The Genius City model is based on the Balinese ‘Banjar’ village model where each member of the village identifies more with their village job than their money job, where everyone has their living and food costs covered, and the calendar of festivals and community events provide ongoing opportunity to create, connect and celebrate. The Bali Tri Hita Karana ‘Three Sources of Harmony’ philosophy is about attaining fulfilment, happiness and peace through the balance of spirit, nature and humanity, and the three hubs of Genius City are entered through the Spirit Gate, Nature Gate and Village Gate, with Spaceship Earth at the centre.

SLIDE 11 › LIFELONG LEARNING: A $10 TRILLION DOLLAR MARKET

[Roger Hamilton]

Lifelong learning is a $10 trillion opportunity. Global education and upskilling spend is on track to reach $10 trillion by 2030. It is growing at 4.5% CAGR — over 6% of global GDP. K-12 education alone will exceed $5 trillion. And sitting behind those numbers is something more urgent: as I earlier cited, the World Economic Forum estimates that 59 out of 100 workers worldwide will require reskilling or upskilling by 2030.

That is hundreds of millions of people who need new skills, new purpose and new pathways. The corporate training market alone stands at $361 billion today and is projected to reach $800 billion by 2035. Not because companies want to spend more on training. But because they have no choice. The world of work is being disrupted at a pace that no previous generation has experienced.

This is an historic moment in time we have been preparing for. And we believe the most powerful solution in this moment is education that is personalised, experiential and lifelong.

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SLIDE 12 › CORPORATE ACTIONS, LEGAL PROGRESS & SHAREHOLDER REWARDS

[Roger Hamilton]

As many of our investors are aware, 2025 was not an easy year for us. We reported throughout the year the challenges we faced from third parties and the corporate actions legal actions we have taken. The good news is that the combination of the various actions we took, whilst distracting from our core business, we successfully defended the company and believe we continue to make positive progress on our legal cases.

On our corporate actions, we got shareholder approval and executed a series of share buybacks. Our Directors, Officers and I also purchased shares of GNS on the open market. We were successful in releasing all liens on our assets from third parties related to earlier debt agreements, which were repaid in full. We also commenced the dual listing process on the Australia Stock Exchange.

On our legal actions, we were successful in our filing with the Appeals Court to have the Preliminary Injunction on our ability to sell shares, raise financing and buy Bitcoin stayed until the Arbitration Case with LZGI is completed, after which the case will be closed. In the arbitration we are seeking to recover 7.4 million GNS shares and $6.6 million in funds paid to LZGI and expected a ruling in the Arbitration Case by the end of January. however the ICC has extended the date to give a final ruling to the end of this month.

Last year we also filed a RICO complaint and a class action lawsuit against various parties collectively seeking damages of $1 billion. These cases are currently in progress, and we are pleased to be leaving these cases in the capable hands of our lawyers, allowing the Company to put its full focus on executing our operational plan.

On shareholder rewards, in 2026 we encouraged its shareholders to keep shares in book entry form at its share transfer agent, Vstock, and we announced a $0.10 per share Bitcoin Loyalty Payment Program for shares held in book entry form from Nov 28, 2025 through to May 28, 2026. In addition, ERL began distribution of GNS shares to ERL shareholders on Feb 15, 2026, with the majority of these shares also receiving the benefit of the Loyalty Program by remaining in shareholders’ names at Vstock. Currently, a total of 17.3 Million shares are held at Vstock as part of the Reward Program.

We also held a share count on Feb 15, coinciding with the commencement of the ERL share distribution. We were expecting to be able to provide the results of this by now, but are still in the process of collecting data and we will report on full details once complete.

On a final note, while we have a goal of building our Bitcoin treasury and access to funding via an SEC approved shelf and ATM, we are mindful to only be using our ATM when it is accretive to the business, and so made use of it conservatively in 2025 and will continue to maintain a conservative balance between financing activities, Bitcoin purchases, and share buybacks with an ongoing view of continuing to maximise shareholder value whilst building the performance and profitability of our core operations.

SLIDE 13 › 2025 FINANCIAL SUMMARY & 2026 GUIDANCE

[Gaurav Dama, CFO]

Thank you, Roger. Good morning everyone. On Slide 13 we present our audited financial results for 2025 as filed in our 20-F this morning, together with our guidance for 2026. Given our two significant acquisitions during the year — Genius Resorts in August and Pro Education in November — we present both audited financials and pro forma financials, the latter reflecting full-year contributions from both businesses.

Revenue: Audited revenue was $8.4 million for the full year, up from $7.6 million in 2024 from the continuing operations. On a pro forma basis, incorporating full-year contributions from Genius Resorts and Pro Ed, revenue was $13.6 million — a 80% increase year on year. You can see this clearly in the revenue chart : the 2024 bar reflects $7.3 million in core operations plus $0.3 million from discontinued operations, making the 80% growth in our core business from 2024 to 2025 clearly visible.

Gross Profit: Pro forma gross profit was $4.9 million — an 110% improvement year on year.

Adjusted EBITDA: Adjusted EBITDA loss was $13.1 million for the year. The reported net loss of $56 million includes $42.9 million in non-cash items — asset impairments from discontinued operations, restructuring provisions and share-based compensation. These are predominantly one-off costs associated with our consolidation and transformation. On an underlying operational basis, we achieved operational profitability from our business units in Q4 2025.

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On our Cash Used in Operations: Improved dramatically — down 76% from $46.3 million in 2024 to $10.6 million in 2025. This reflects significantly tighter operational discipline across the business and the elimination of the extraordinary costs we incurred in 2024.

On our Balance Sheet: Total Assets grew 12% to $136.9 million. Stockholders’ Equity is $96.6 million. Subsequent to year end, we sold approximately 102.6 Bitcoin at an average price of $71,035 per Bitcoin for $7.3 million, reducing our Bitcoin-backed loan from $8.5 million to $3.3 million, further strengthening our balance sheet.

Students grew to 6.1 million from 5.8 million in 2025. Revenue per paying student grew 1,053% from $161 to $1,856 — our strongest leading indicator of our shift to a premium, integrated high tech, high touch model.

Turning to 2026 Guidance, which you can see on the right of this slide: we are guiding to $20 to $22 million in revenue — 48% growth over our 2025 pro forma — and positive Adjusted EBITDA from operations of $1.5 to $2.0 million. All three business units are expected to achieve profitable operations: Genius School over $6 million, Genius Academy over $6 million, and Genius Resorts over $8 million.

Back to you, Roger

[Back to Roger Hamilton]

Thank you, Gaurav.

We are entering 2026 with the strongest foundations in Genius Group’s history. Three business units profitable together for the first time. A Genius City JV signed and underway. $112.5 million in total assets. Over $1 billion in damages being pursued by our legal team. And a dual listing on the ASX in progress.

SLIDE 14 › THE FUTURE ABCs

[Roger Hamilton]

I want to close with a message that resonates with all of our students, and sets us apart from other education companies. The result of our Genius Education is a shift in focus when Learning the ABCs.

The left column below are the Present ABCs experienced by many children and adults today. These are the ABCs of Anxiety. Burnout. Crisis. These are not abstract words. These are the lived experience of hundreds of millions of people right now — workers facing displacement, parents watching their children prepare for a world that no longer exists, leaders trying to navigate unprecedented change. The anxiety of not knowing what comes next. The burnout of running faster just to stay still. The crisis of a system built for a world that is ending.

The right column are the Future ABCs that our learners experience from Genius: Abundance. Balance. Connection. Not as ideals, but as outcomes. The abundance that comes when technology takes care of scarcity and humans take care of each other. The balance that comes when we work to live, not live to work. The connection that comes when we stop competing and start creating, together.

How we do this is through ABCs we teach. This is The Genius Code. AI. Blockchain. Community. These are not just technologies. They are the tools of liberation. AI — not to replace human intelligence, but to amplify it. Blockchain — not just digital currency, but digital trust, digital ownership, digital sovereignty. Community — because none of us pass the Final Exam alone. We pass it together, or not at all.

The image here is the Genius City that we are building at Nuanu, Bali — and that we aim to replicate in 100 locations around the world. A place where anxiety can turn to abundance. Where burnout can turn to balance. And where the sense of crisis and separation is replaced with lifelong connection and belonging.

While some of our shareholders listening may be new to Genius, I know many of you have been long time investors who have continued to support us through the challenging times because you believe in the importance of our mission as much as we do.

2026 is the year that I personally am changing my own ABCs, from anxiety, burnout and crisis to abundance, balance and connection as we deliver on our mission.

We are in the year of the Singularity. We are at the beginning of the Genius Generation. We are at the moment Bucky Fuller spent his life preparing us for. And we have built exactly the right vehicle, at exactly the right time, to pass the Final Exam.

That is the work we are committed to. That is the future we are building. Thank you for joining our journey.

Roger James Hamilton | Founder & Chief Executive Officer, Genius Group Ltd (NYSE: GNS)

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